

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 22, 2016

Mr. Manmeet S. Soni
Chief Financial Officer
Ariad Pharmaceuticals, Inc.
26 Landsdowne Street
Cambridge, Ms 02139-4234

      Re: Ariad Pharmaceuticals, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 1-36172

Dear Mr. Soni:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Angela M. Connell

                        Angela M. Connell
                        Accounting Branch Chief
                        Office of Healthcare and Insurance